
September 24, 2024

Anthony Boor
Chief Financial Officer
Blackbaud Inc.
65 Fairchild Street
Charleston, South Carolina 29492

> **Re: Blackbaud Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **File No. 001-41527**

Dear Anthony Boor:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Douglas Harmon